                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549


                                      --------



                                     SCHEDULE 13G
                                   (Rule 13d-102)


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1(b) and (c) and
                   AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              EarthLink Network, Inc.
                  -----------------------------------------------
                                   (Name of Issuer)

                      Common Stock, $.01 par value per share
                  -----------------------------------------------
                            (Title of Class of Securities)


                                     270322 10 0
                  -----------------------------------------------
                                    (CUSIP Number)



                          (Continued on following pages.)


                                 (Page 1 of 5 Pages)

-------------------------------------------------------------------------------
CUSIP No.  270322 10 0                  13G                 Page 2 of 5 Pages

-------------------------------------------------------------------------------
1      Name of Reporting Person:  Sidney Azeez
       I.R.S. Identification No. of Above Person (Entities Only):

-------------------------------------------------------------------------------
2      Check the Appropriate Box if a Member of a Group                 (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------
3      SEC Use Only

-------------------------------------------------------------------------------
4      Citizenship or Place of Organization

       United States of America

-------------------------------------------------------------------------------
     Number of       5    Sole Voting Power: 258,920 shares
      Shares
                     ----------------------------------------------------------
    Beneficially     6    Shared Voting Power:  331,716 shares
     Owned By
                     ----------------------------------------------------------
       Each          7    Sole Dispositive Power:  258,920 shares
     Reporting
                     ----------------------------------------------------------
    Person With      8    Shared Dispositive Power:  331,716 shares

-------------------------------------------------------------------------------
9      Aggregate Amount Beneficially Owned by Each Reporting Person:
       590,636 shares
-------------------------------------------------------------------------------
10     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares / /

-------------------------------------------------------------------------------
11     Percent of Class Represented by Amount in Row (9):  5.2%

-------------------------------------------------------------------------------
12     Type of Reporting Person:  IN

-------------------------------------------------------------------------------

                                 (Page 2 of 5 Pages)

Item 1(a).  Name of Issuer:

            EarthLink Network, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3100 New York Drive
            Pasadena, California  91107

Item 2(a).  Name of Person Filing:  Sidney Azeez

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Unitel Cellular Communications Systems
            Bayport One, Suite 400
            West Atlantic City, New Jersey 08232

Item 2(c).  Citizenship:  United States of America

Item 2(d). Title of Class of Securities: Common Stock, $.01 par value per share

Item 2(e).  CUSIP Number:  270322 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a) / / Broker or dealer registered under Section 15 of the Act,

            (b) / / Bank as defined in Section 3(a)(6) of the Act,

            (c) / / Insurance Company as defined in Section 3(a)(19) of the
                    Act,

            (d) / / Investment Company registered under Section 8 of the
                    Investment Company Act,

            (e) / / Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940,

            (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

            (g) / / Parent Holding Company, in accordance with Rule 13d-1(b)
                    (ii)(G); see Item 7,

            (h) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                 (Page 3 of 5 Pages)

Item 4.     Ownership.

            (a)  Amount beneficially owned:  590,636 shares

            (b)  Percent of class:  5.2%

            (c)  Number of shares as to which such person has:

                 (i)  Sole power to vote or to direct the vote:  258,920
                      shares

                 (ii) Shared power to vote or to direct the vote:  331,716
                      shares

                (iii) Sole power to dispose or to direct the disposition of:
                      258,920 shares

                 (iv) Shared power to dispose or to direct the disposition
                      of:  331,716 shares

Item 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            Not Applicable.


                        [Signature appears on following page.]

                                 (Page 4 of 5 Pages)

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    2/12/98
                                       ----------------------------------
                                                    (Date)


                                                 /s/ Sidney Azeez
                                        ---------------------------------
                                                  Sidney Azeez
                                                    Director
                                              EarthLink Network, Inc.


                                 (Page 5 of 5 Pages)